FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Top Ships Inc. (the “Company”) regarding the Notice of a Special Meeting of Shareholders of the Company that will be held on March 13, 2008, the Notice of a Special Meeting of Shareholders of the Company and the Proxy Statement for the Special Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Special Meeting of Shareholders of the Company.

Exhibit 1

February 12, 2008

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Dear Shareholders:

Enclosed is a Notice of a Special Meeting (the “Meeting”) of Shareholders of Top Ships Inc. (the “Company”) to be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece, on March 13, 2008, at 1300 hours.

At the Meeting, the shareholders of the Company will consider and vote upon proposals to:

1.
Approve the reverse split of the Company’s common shares at a ratio of 3 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation, attached to the Proxy Statement as Exhibit A (“Proposal One”); and

2.	Transact other such business as may properly come before the meeting or any adjournment thereof.

Adoption of proposal one requires the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting. Please note that abstentions will count as a vote against the proposals.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272 e-mail: eia@topships.org– www.topships.org

TOP SHIPS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
March 13, 2008

NOTICE IS HEREBY given that the Special Meeting of the shareholders of Top Ships Inc. (the “Company”) will be held on March 13, 2008, at 1300 hours, at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1.
To approve the reverse split of the Company’s common shares at a ratio of 3 to 1 and the related amendment to the Company’s Amended and Restated Articles of Incorporation, attached to the Proxy Statement as Exhibit A (“Proposal One”); and

2.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on February 8, 2008 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the special meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Eirini Alexandropoulou
Secretary

February 12, 2008
Athens, Greece

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24 Tel: +30 210 812 8000, Fax: +30 210 614 1272 e-mail: eia@topships.org– www.topships.org

TOP SHIPS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI

ATHENS 151 24, GREECE

______________________

PROXY STATEMENT
FOR
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MARCH 13, 2008

______________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board” or the “Directors”) of Top Ships Inc., a Marshall Islands corporation (the “Company”), for use at the Special Meeting of Shareholders to be held at the premises of the Company at 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi, Athens, Greece, on March 13, 2008, at 1300 hours, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about February 12, 2008, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The outstanding voting securities of the Company on February 8, 2008 (the “Record Date”), consisted of 62,116,976 shares of common stock, par value $0.01 (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposal set forth on the Notice of Special Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “TOPS.”

1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens GR-151 24
Tel: +30 210 812 8000, Fax: +30 210 614 1272
e-mail: eia@topships.org– www.topships.org

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

APPROVAL OF REVERSE SPLIT OF
COMPANY’S SHARES

The Board believes it would be in the best interests of the Company and its shareholders to adopt an amendment to the Company’s Amended and Restated Articles of Incorporation that will effect a reverse stock split in which every three shares issued and outstanding of common stock will be converted into one share. The number of authorized shares that the Company may issue will remain the same as will the par value of the common stock, which is $.01 per share.

The amendment that will effect the reverse split will be, by its terms, effective as of the fifth business day after approval by the Company’s shareholders or such later date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine. The language which will amend Section D of the Company’s Amended and Restated Articles of Incorporation is attached to this proxy statement as Exhibit A.

Purpose and Background of the Reverse Split

The Company’s primary objective in proposing the reverse split is to increase the liquidity of its common shares. The Company believes that certain securities firms fail to follow and research companies having lower-priced securities. Those firms also may discourage their registered representatives from recommending the purchase of lower-priced securities. In addition, the policies and practices of some brokerage houses tend to discourage individual brokers within those firms from dealing in lower priced stocks. Some of these policies and practices relate to the payment of brokers' commissions and to time-consuming procedures that tend to make the handling of lower-priced stocks economically unattractive to brokers. Many of these factors relate to stocks that trade for less than $5.00 per share and the Company believes it is advisable to proceed with the reverse split so as to increase the likelihood that the price of its common stock will exceed $5.00 per share. In addition, if the per share price of a company listed on Nasdaq drops below $1.00, that company may be delisted from Nasdaq.

The Company expects that the decrease in the number of its common shares outstanding as a consequence of the reverse split and the anticipated increase in the price per share will encourage greater interest in its common shares by the financial community and the investing public and possibly promote greater liquidity for its stockholders with respect to those common shares presently held by them. However, the possibility also exists that liquidity may be adversely affected by the reduced number of common shares that would be outstanding if the reverse split is effectuated. In any event, the anticipated increase in the price per share will move the per share price of the Company’s common stock further away from the minimum per share price below which it could be delisted from Nasdaq.

There can be no assurance that the reverse split will achieve any of the desired results. There also can be no assurance that the price per share of the Company’s common stock immediately after the reverse split will increase proportionately with the reverse split, or that any increase will be sustained for any period of time.

Procedure for Exchange of Stock Certificates

As soon as practicable after the effective date of the reverse split, the Company’s shareholders will be notified that the reverse stock split has been effected. The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of share certificates. Holders of pre-split shares will be asked to surrender to the exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, in accordance with the procedures to be set forth in a letter of transmittal the Company will send to its shareholders. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

Fractional Shares

No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Global Select Market on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.

Required Vote. Approval of Proposal One will require the affirmative vote of a majority of all outstanding shares entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE SPLIT OF THE COMPANY’S SHARES. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will have the effect of a vote against approval of Proposal One.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Directors

Eirini Alexandropoulou
Secretary

February 12, 2008
Athens, Greece

EXHIBIT A

If Proposal One is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, Section D of the Company’s Amended and Restated Articles of Incorporation will be amended to include the following language in order to give effect to a 3 to 1 reverse split of the Company’s Common Stock.

“Effective with the commencement of business on March __, 2008 [the fifth business day after approval by the Company’s shareholders or such later date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Company has effected a 3 to 1 reverse stock split as to its issued and outstanding Common Stock, pursuant to which the number of issued and outstanding shares of Common Stock shall decrease from 62,116,976 to ____________ [as adjusted for the cancellation of fractional shares]. The reverse stock split shall not change the number of registered shares of Common Stock the Company is authorized to issue or the par value of the Common Stock. The stated capital of the Company is hereby reduced from $____________ to $____________ [as adjusted for the cancellation of the fractional shares] and the amount of $____________  [as adjusted for the cancellation of fractional shares] is allocated to surplus.”

Exhibit 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: February 15, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 855767